SPP CPM

02-535

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

Chairman Mr Campbell Anderson

02049640

02 AUG 29 AM 11:10

1 August, 2002

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Company Announcement *Resignation of Mr Robert Bryan as Director of SPP* dated 19 June 2002
- Company Announcement *SPP Sells Stuart Naphtha* dated 1 July 2002
- Appendices 3B *New Issue Announcement* dated 17 July 2002
- Company Announcement *Clarification from SPP* dated 11 July 2002
- Appendix 3Z *Final Director's Interest Notice* as at 30 June 2002
- June 2002 Quarter Report dated 31 July 2002
- Appendix 5B *Mining Exploration Entity Quarterly Report* dated 31 July 2002

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Diane Day
Group Manager Corporate Relations

dlw 9/5

Encls

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

19 June, 2002

Company Announcement

RESIGNATION OF MR ROBERT BRYAN AS DIRECTOR OF SPP

Southern Pacific Petroleum NL today announced the resignation of Mr Robert Bryan as a Director of the Company effective from 30 June 2002. In advising the Company of his intention to resign, Mr Bryan referred to the significant personal involvement that he currently has on his continuing business commitments and that he was therefore resigning to enable him to focus on these activities.

SPP Chairman, Mr Campbell Anderson, said the SPP Board thanked Mr Bryan for his services and his significant contribution to the Company during his two years as a Director.

Mr Bryan's extensive experience in the resources industry and business generally has meant that his counsel over the last two years had been of great value to the Company.

Mr Anderson said SPP wished Mr Bryan all the best for his future endeavours.

Campbell Anderson
Chairman

For further information, please contact:
Diane Day
Group Manager Corporate Relations
Southern Pacific Petroleum (SPP)
Phone : 07 3237 6608
Mobile: 0417 795 614

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

1 July 2002

COMPANY ANNOUNCEMENT

SPP SELLS STUART NAPHTHA

Southern Pacific Petroleum N.L. (SPP) announced today it has secured a long term sales contract with Mobil Oil Australia Pty Ltd for naphtha produced at its Stuart Project.

SPP Managing Director, Mr Jim McFarland said "Today, we have entered into a sales contract for all of our naphtha production from Stage 1 of the Stuart Oil Shale Project, through 2005. First sales under this new contract are expected to occur in July 2002. Over the contract term, naphtha sales could total more than two million barrels."

Stuart naphtha is essentially sulphur-free and is one of the cleanest feedstocks available to Australian refiners to produce gasoline, diesel and jet fuels. It has real benefits in facilitating the introduction of cleaner, low-sulphur transportation fuels that have been mandated by the Federal Government for 2005/2006. The Stuart Project also produces a low sulphur fuel oil which is being sold as a blending stock in the Singapore fuel oil market.

Mr McFarland said "This naphtha sales contract is an important milestone for the Company since it establishes a reliable market for our growing naphtha production. Because the sales are to an Australian refiner, we are also able to access a valuable excise tax rebate on naphtha production".

SPP receives an excise rebate for shale oil derived naphtha under a scheme that was put in place in 1991 to encourage development of a cost effective production technology for shale oil. This Federal Government initiative reflects the strategic significance to Australia of a new source of secure, domestic oil. The rebate applies to the Stage 1 Technology Demonstration Project only, is capped at a maximum annual amount of around A$36 million and is currently due to expire at the end of 2005. In May 2002, the Federal Government broadened the existing assistance by providing the option of a sales grant during the next 12 months for overseas naphtha sales that would otherwise not be eligible for the excise tax rebate.

"Securing a longer term naphtha market builds on progress achieved in the Stuart Stage 1 project. Performance to date has proven the ATP technology at a 75:1 scale up and has established the technical and operational basis to advance to a Stage 2 commercial plant. Significant improvements have also been achieved in environmental performance in all the key areas of air emissions, noise and water treatment and performance now meets or exceeds regulatory guidelines.

"With respect to the important issue of climate change, we are committed to ensuring that our operations are able to produce clean oil products that in the full cycle of their production, refining and end use have lower net greenhouse gas emissions than conventional oil products. To achieve this goal we are pursuing best-practice energy efficiency measures in commercial plant design, co-production of lower greenhouse gas intensive renewable fuels such as bio-ethanol and carbon sequestration research in our trial eucalypt plantations in Queensland," said Mr McFarland.

SPP has developed the world's first modern shale oil production plant at Gladstone, Queensland using the new Alberta Taciuk Processor (ATP) technology to produce oil from shale rock. The company has rights to more than 17 billion barrels of oil in 10 oil shale deposits in Central Queensland. SPP is listed on the Australian Stock Exchange and is quoted on NASDAQ under the ticker symbols SPP and SPPTY respectively.



James D. McFarland
Managing Director

For further information, please contact:
Diane Day
Group Manager Corporate Relations
Southern Pacific Petroleum (SPP)
Phone : 07-3237-6608
Mobile : 0417-795-614

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

NOTE: THIS IS A REISSUE OF ANNOUNCEMENT LODGED ON 10 JULY 2002 (PREVIOUS LODGEMENT WAS ON OLD FORM)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	799
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These were contributing shares with 9.384 cents unpaid for which full payment has now been received. This form is only submitted to notify you of the change in security class from 9.384 cents unpaid to fully paid ordinary.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation on 24/05/02
5	Issue price or consideration	These shares were originally issued as contributing shares with 9.384 cents unpaid. The shares have now been fully paid up by the payment of 9.384 cents each.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	No additional securities. These shares were originally issued as contributing shares with 9.384 cents unpaid and have now been fully paid up.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24/05/2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) Note: 799 moved from contributing to fully paid. An additional 1,075,723 fully paid ordinary shares issued as advised on separate form.	378,794,546 2,562,747	Ordinary Fully Paid Ordinary Shares paid to 10 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,649,160	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,570	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		4	Guarantee Facility Options over maximum 10,050,000 fully paid ordinary shares
		4	Guarantee Facility Options over maximum 10,057,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities <u>No New Class of Securites</u>

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..17 July.2002............
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

NOTE: THIS IS A REISSUE OF ANNOUNCEMENT LODGED ON 10 JULY 2002 (PREVIOUS LODGEMENT WAS ON OLD FORM)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,075,723
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all of the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation on 22/04/02 for 133,200 Full participation on 02/05/02 for 133,200 Full participation on 21/05/02 for 26,640 Full participation on 31/05/02 for 266,400 Full participation on 18/06/02 for 249,883 Full participation on 20/06/02 for 266,400
5	Issue price or consideration	These shares are issued pursuant to a Scheme of Arrangement between SPP & CPM. Under the Scheme, shareholders of CPM are entitled to receive 2.664 fully paid ordinary shares in SPP for every one of their fully paid ordinary shares in CPM. CPM shareholders who previously elected to defer from converting to SPP shares are able to convert their holding into SPP shares at this same ratio. The SPP share price on each of the dates of conversion to SPP shares was as follows: 22/04/02 was $0.55. 02/05/02 was $0.59. 21/05/02 was $0.63. 31/05/02 was $0.66. 18/06/02 was $0.69. 20/06/02 was $0.68.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares are issued to CPM shareholders that have lodged a request to convert their CPM shareholding to SPP shares. These CPM shareholders had previously elected to defer converting their shareholding to SPP shares pursuant to a Scheme of Arrangement between SPP and CPM, as described above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/04/02 for 133,200 02/05/02 for 133,200 21/05/02 for 26,640 31/05/02 for 266,400 18/06/02 for 249,883 20/06/02 for 266,400

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) Note: 1,075,723 fully paid ordinary shares issued. An additional 799 moved from contributing to fully paid as advised on separate form.	378,794,546 2,562,747	Ordinary Fully Paid Ordinary Shares paid to 10 cents

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,649,160	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,570	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		4	Guarantee Facility Options over maximum 10,050,000 fully paid ordinary shares
		4	Guarantee Facility Options over maximum 10,057,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Full participation from date of allotment.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities <u>**No New Class of Securites**</u>

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..17 July.2002............
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

02 AUG 29

11 July, 2002

COMPANY ANNOUNCEMENT

CLARIFICATION FROM SPP

Southern Pacific Petroleum NL (SPP) would like to clarify some potentially confusing media reports that have appeared in the past few days.

Excise Rebate on Naphtha Sales

The Federal Government's excise tax rebate arrangement for naphtha sales from the Stuart Project to Australian refineries, which was implemented in 1991, remains unchanged and is available for SPP to access. The rebate applies to the Stage 1 technology project only, is capped at a maximum annual amount of around A$36 million and is currently due to expire at the end of 2005.

In May 2002, the Federal Government temporarily broadened that arrangement by providing SPP with the option of a sales grant during the next 12 months for naphtha sales that would otherwise not be eligible for the excise tax rebate. The existing excise rebate scheme continues to apply until the end of 2005. The recently announced grant provides SPP with the flexibility to obtain Federal Government support in all markets where the naphtha is sold. The grant does not provide an additional benefit, but rather is an available substitute for the excise rebate over the next 12 months.

The excise rebate or sales grant is only payable if the Stuart project is successful in producing and selling naphtha and in this regard is a relatively low risk R&D incentive. The maximum annual amount of A$36 million is payable if SPP is successful in producing and selling an annual amount of 667,000 barrels of naphtha, which together with a similar amount of light fuel oil produced in association with the naphtha, is the effective capacity of the Stage 1 plant.

SPP is not currently seeking any further funding from the Federal Government beyond these existing excise rebate and sales grant arrangements, as incorrectly reported in the media.

Naphtha Sales to Mobil Oil Australia

As advised on 1 July 2002, SPP has secured a sales contract with Mobil Oil Australia Pty Ltd for all of the naphtha produced in the Stage 1 project to the end of 2005. Over the contract term, naphtha sales could total more than two million barrels. This contract also includes all of SPP's current naphtha inventory of around 180,000 barrels being stored in Melbourne, Sydney, Brisbane and Gladstone.

First shipments to Mobil Oil Australia from the current inventory are scheduled in July. Naphtha covered by these sales will be refined in Australia and therefore will be eligible for the excise tax rebate from the Federal Government.

Stuart Plant Operations Resume

The Stuart Stage 1 Project resumed production operations on 6 July after a maintenance shutdown during which the ATP pre-heat tubes were repaired and planned reliability improvements in the plant were carried out.

Oil production is currently ranging between 2,500 and 3,000 barrels per day.

JD McFarland

James D. McFarland
Managing Director

For further information, please contact:
Diane Day
Group Manager Corporate Relations
Southern Pacific Petroleum (SPP)
Phone : 07-3237-6608
Mobile: 0417-795-614

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Southern Pacific Petroleum NL	
ABN 36 008 460 366	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	ROBERT BRYAN
Date of last notice	18 MARCH 2002
Date that director ceased to be director	30 JUNE 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
594,820 Equity Participation Shares

+ See chapter 19 for defined terms.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Leyshon Equities Pty Ltd (an entity controlled by the Director)	150,000 Convertible Notes

Part 3 - Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

JUNE 2002 QUARTERLY REPORT

31 July 2002

This Quarterly Report summarises the activities of Southern Pacific Petroleum N.L. (SPP – "the Company") for the quarter ended 30 June 2002. This report also contains information on a number of key events that occurred subsequent to 30 June.

1. STUART STAGE 1 PRODUCTION AND PRODUCT SALES RESUME IN JULY

The Stuart Stage 1 demonstration plant resumed production operations on 6 July 2002 after a 10-week maintenance shutdown. As of 31 July, the plant has been on production for 25 days in the current run and has produced approximately 60,000 barrels of oil during the month. The calendar day average production rate of 2,400 barrels per day achieved so far in the current run is a new record.

In addition to targeting improved reliability, production rate, oil yield and air emissions performance, the current run is providing important design data for Stage 2, the initial step of commercial development. Actual plant operating performance has been obtained using ore that is representative of the proposed Stage 2 feed. A typical feed for the proposed full-scale commercial development will also be tested in this run.

Second Quarter Production Impacted by Plant Shutdown

Stage 1 produced 45,000 barrels of oil in the second quarter, a 60% reduction from the first quarter due to the impact of a maintenance shutdown that began on 25 April and was completed on 5 July.

Notwithstanding this major shutdown, Stage 1 production in the first half of 2002 of 155,000 barrels of oil represented more than 65% of the total volume produced in the full 2001 year.

To the end of July 2002, the Stage 1 plant had produced around 485,000 barrels of oil with a value in excess of A$23 million.

Maintenance Repairs Successful

The Stage 1 plant was taken off-line on 25 April to carry out repairs on the ATP pre-heat tubes. Cracking was found around the welds that join the preheat tubes to the retort bulkhead. Welding repairs were successfully completed and no adverse impact on ongoing operations is anticipated.

Although the exact causes of the cracking are still under investigation, isolated instances of abnormal operating temperature conditions are likely to have been a contributing factor. New operating procedures have been put in place to minimise the recurrence of such events, complementing the extensive learnings already achieved in Stage 1.

During this shutdown, a number of planned reliability improvements were also implemented in the plant, which should contribute to increased production and reduced emissions.

First Naphtha Sales to Mobil Oil Australia Completed

On 1 July 2002, SPP secured a sales contract with Mobil Oil Australia Pty Ltd for all of the ultra low sulphur naphtha (ULSN) production from the Stage 1 project to the end of 2005. Over the contract term, naphtha sales could total more than two million barrels. The contract also covers ULSN inventory stored in Melbourne, Sydney, Brisbane and Gladstone.

The first two cargoes of ULSN totaling 133,000 barrels were shipped from Melbourne and Sydney to Mobil Oil Australia in late July. These sales will attract an excise tax rebate from the Federal Government.

These initial sales reduce the current ULSN inventory to around 84,000 barrels at the end of July. A third ULSN cargo is planned for the second half of August.

The light fuel oil (LFO) inventory stored in Gladstone at the end of July was approximately 39,000 barrels. A Singapore shipment of at least this volume of LFO is also planned for late August.

Since operations began, oil product sales have totalled 355,500 barrels including: 183,300 barrels of ULSN to Australian refiners; and, 172,200 barrels of LFO to the Singapore fuel oil market.

Federal Government Broadened Existing Excise Rebate Arrangements on Stage 1

In May 2002, the Federal Government temporarily broadened the existing excise tax rebate arrangement (for naphtha sales to Australian refineries) by providing SPP with the option of a sales grant during the next 12 months for naphtha sales that would otherwise not be eligible for the rebate.

The grant provides SPP with the flexibility to obtain Federal Government support in all markets where the naphtha is sold. The grant does not provide an additional benefit, but rather is an available substitute for the excise rebate over the next 12 months. The existing excise rebate scheme continues to apply until the end of 2005.

2002 Production Outlook Reduced to 500,000 Barrels with Sales of 630,000 Barrels

As a direct result of the longer than planned plant downtime in the second quarter, the oil production outlook for 2002 has been reduced to 500,000 barrels, a 23% reduction from the outlook presented at the Annual General Meeting.

Product sales of 630,000 barrels are projected for 2002 reflecting the planned sale of 130,000 barrels of naphtha inventory carried forward from 2001. As a result of the reduced production, the sales outlook is similarly down from the prior outlook of 780,000 barrels.

Operating Cash Flow Breakeven Targeted for the Fourth Quarter 2002

In this latest outlook, full year 2002 net operating cash outflow on Stage 1 (before capital) is projected to be approximately A$8 million based on sales of 630,000 barrels and world oil prices of US$25 per barrel in the second half of 2002. This is a reduction of around A$10 million from the outlook presented at the Annual General Meeting due to lower 2002 production and sales and higher maintenance costs in the second quarter.

Achievement of net operating cash flow breakeven (before capital and based on the value of quarterly production) is now projected for the fourth quarter of 2002.

Work Progressing on New Shale Dryer

Work is progressing on a new fluidised bed shale dryer to debottleneck the Stage 1 plant. The current rotary dryer effectively limits plant capacity to 70-75% of design due to the need to reduce dryer throughput to minimise odour emissions.

The new dryer is designed to enable plant design throughput rates with very low dryer odour emissions and is expected to be fully operational in early 2003.

The cost of the new dryer and other associated upgrades to the shale crushing circuit and flue gas scrubbing equipment is around A$7 million.

2. NEW PARTNER ACTIVITY STEPPED-UP

The Company has stepped-up its activities to identify industry partners to participate in advancing commercial development of the Stuart Project. The Company believes that the timing is favourable to attract new participants based on the demonstrable progress achieved since Suncor's departure in April 2001. The Company has proved the ATP technology in Stage 1, ramped-up oil production, secured oil sales customers and confirmed government support for a sustainable oil shale industry in Australia.

Lazard, the international investment bank, is providing lead support on a global basis in this effort to identify new partners, supplemented with other advisory support in Australia, China, Japan and the US. A global market assessment identified Asian resource companies as having strong potential affinity for the project and its products. A significant effort is therefore focussed on this region and technical discussions are underway with a number of companies.

To support this effort, the information platform for prospective partners is being substantially strengthened. In addition to the independent engineering review carried out by Worley in 2001, the Company has commissioned a number of new technical, economic and environmental reviews in 2002 with input from respected independent experts. These studies are nearing completion and confirm the feasibility and sustainability of commercial-scale development of oil shale using the ATP technology. Conclusions from these reports will be made available to key stakeholders in the coming weeks.

The Company is targeting to have a new partner(s) secured to facilitate financial close on the proposed Stage 2 commercial phase as early as the middle of 2003.

3. STUART STAGE 2 DRAFT EIS REVIEW IN FINAL STAGES

The Company is in the process of finalising detailed responses to questions raised in the government and public review of the Supplementary Report to the Draft Environmental Impact Statement (EIS), which was lodged with the Queensland and Commonwealth Governments in January 2002.

The Company expects to lodge these responses with governments in late August.

4. BIO-ETHANOL PILOT STUDY LAUNCHED

In June 2002, the Company launched a pilot study to investigate the feasibility of developing Australia's first full-scale woody biomass to ethanol facility. This work is being partially funded with a grant received from the Federal Government's New Industries Development Program.

The economic viability of such a plant would be significantly enhanced by co-location with the proposed commercial expansion of the Stuart Project including access to waste heat generation.

It is expected that the pilot study will be completed in early 2003.

5. NEW DEVELOPMENTS IN THE COMMUNITY

The SPP funded Stuart Oil Shale Community Development Fund was active in the second quarter, purchasing a property in the Targinnie area arising from a personal hardship situation. A contractor employed at the Stuart plant now leases the property. To date, the Fund has provided various forms of assistance to five families in the community.

Work on the independent health studies overseen by the Stuart Facilitation Working Group (SFWG) is progressing well and should be completed in the third quarter of 2002. Independent advisors are providing support to the SFWG in this oversight role. The SFWG includes representatives from SPP, the Yarwun/Targinnie community, the Queensland Government and an independent facilitator.

On 24 July 2002, the Minister for State Development in Queensland announced a proposal to extend the boundaries of the current Gladstone State Development Area (GSDA), located north of Gladstone, into an area that is adjacent to the Stuart project and other existing industries. This expanded area would encompass the Targinnie community.

The GSDA was originally established to provide for large-scale industry development of state and national significance. This proposal to expand the GSDA responds to long-term industry development requirements in the Gladstone region. SPP supports this initiative as an important step in addressing the impacts of continued industrial development in the area and will be participating in the consultative process planned by the Queensland Government.

6. US$10 MILLION IN LOAN GUARANTEE FACILITIES ARRANGED

At the end of June 2002, the SPP Group had A$11.6 million of available funds under management. Funds remain conservatively invested with around 89% in cash and bills.

By the end of July 2002, the Company had drawn US$10 million (A$18 million) in loans from the guarantee facilities provided by Mr Frederick Whittemore and Mr Malcolm G Chace III. Of this amount, A$13.3 million is reflected in the 30 June funds balance.

On a proforma basis, these loans together with anticipated proceeds from the future sale of current oil product inventories effectively increase the Company's available funds to A$25 million as of the end of July 2002.

7. CAPITAL EXPENDITURE PROGRAM AND FUNDING UNDER REVIEW

The latest outlook for the year-end 2002 cash balance is around A$11 million reflecting a minimum planned capital expenditure program of A$11 million on Stage 1 (sustaining capital and new dryer) and A$4 million on Stage 2 (regulatory and initial work on the design basis). This outlook does not incorporate any potential additional funds from new partners or other sources.

Given the benefits of a more extensive Stage 1 capital upgrade program, a faster ramp-up on Stage 2 design work and greater working capital flexibility, the Company is examining a number of funding options in addition to its efforts to identify new industry partners.

James D McFarland
Managing Director
31 July 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

Quarter ended ("current quarter")

30 June 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors		1,767	2,772
1.2	Payments for	(a) exploration and evaluation	(18,181)	(28,339)
		(b) development		
		(c) production		
		(d) administration	(3,504)	(5,944)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		13	20
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other - Sundry Receipts		223	285
	- GST Credits received from Aust Tax Office		1,989	3,534
	Net Operating Cash Flows		(17,693)	(27,672)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments	(72)	(102)
		(c) other fixed assets	(24)	(32)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments	1,998	2,347
		(c)other fixed assets	87	312
1.10	Loans to other entities		0	(7,255)
1.11	Loans repaid by other entities			
1.12	Other - Dividends Received		14	25
	- Interest Received		128	244
	Net investing cash flows		2,131	(4,461)
1.13	Total operating and investing cash flows (carried forward)		(15,562)	(32,133)

"Equity Investments" includes investments in equities, bonds and other financial securities.

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(15,562)	(32,133)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	10	10
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	13,279	27,789
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other - Interest Paid on Convertible Notes	(1,275)	(1,275)
	- Interest on other borrowings	(442)	(442)
	Net financing cash flows	11,572	26,082
	Net increase (decrease) in cash held	(3,990)	(6,051)
1.20	Cash at beginning of quarter/year to date	14,315	6,332
	Cash balances (at date of acquisition) of controlled entities acquired during the period	0	10,044
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	10,325	10,325

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	320
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	US$7.5 million Facility (Converted at A$/US$ rate on 30/06/02 of US$0.5595) arranged with Guarantee Facility approved at EGM on 21/12/01.	13,405	13,405
	US$7.5 million Facility (Converted at A$/US$ rate on 30/06/02 of US$0.5595) arranged with Guarantee Facility announced on 31 May 2002.	13,405	13,405
	TOTAL	**26,810**	**26,810**
3.2	Credit standby arrangements		
	US$2.5 million (**Undrawn at 30 June 2002**) Facility (Converted at A$/US$ rate on 30/06/02 of US$0.5595) arranged with Guarantee Facility announced on 31 May 2002.	4,468	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (before Sales Revenue)	18,115
4.2	Development	
	Total	**18,115**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,586	1,315
5.2 (a)	Deposits at call	7,736	11,493
5.2 (b)	Short Term Securities	1,003	1,507
5.3	Bank overdraft	0	0
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	10,325	14,315

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities**	Nil	Nil		
7.2	Changes during quarter				
	(a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil	N/a	N/a
7.3	**+Ordinary securities**				
	Fully Paid Ordinary	378,794,546	378,794,546	Fully Paid	Fully Paid
	Partly Paid Ordinary	2,562,747	2,562,747	50	10
	Partly Paid Ordinary	246,570	Nil	50	40.616
	Equity Participation	28,649,160	Nil	Various	1
	Equity Participation	22,906,002	Nil	Various	0.375
7.4	Changes during quarter				
	(a) Increases through issues				
	Fully Paid Ordinary	1,075,723	1,075,723	Fully Paid	Fully Paid
	Equity Participation	985,509	Nil	61	1
	(b) Decreases through returns of capital, buy-backs	Nil	Nil		
7.5	***Unsecured Convertible Notes*** *issued at $3.30*	4,550,000	Nil	$3.30	$3.30
7.6	Changes during quarter				
	(a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through securities matured, converted	Nil	Nil	N/a	N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*			*Exercise price*	*Expiry date*
		12,500,000	Nil	$1.25	20/04/2006
		12,331,656	Nil	$1,2669	20/04/2006
7.8	Issued during quarter	Nil	Nil	N/a	N/a
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.7A	**Options** *(options convert to Fully Paid Ordinary Shares – max. possible shares shown in brackets)*	8 Options (20,107,932)	Nil	Deferred consideration of $A0.01 per share that may be purchased by exercise of that option	N/a
7.8A	Issued during quarter	Nil	Nil	N/a	N/a
7.9A	Exercised during quarter	Nil	Nil	N/a	N/a
7.10A	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

In accordance with the Schemes of Arrangement resulting in SPP taking control of CPM, current CPM security holders (other than SPP) have the right to convert their CPM securities into SPP securities, as follows:

- At 30 June 2002, 10,702,018 CPM fully paid ordinary shares, 742,000 CPM partly paid shares and 1,882,250 CPM equity participation shares were subject to a deferral arrangement, whereby the

+ See chapter 19 for defined terms.

holders of these shares could convert their holding into SPP shares at any time up to 8 March 2012. These shares each have the right to convert into 2.664 equivalent SPP shares.

- At 30 June 2002, CPM had 1,920,000 convertible notes on issue. As a result of the Scheme of Arrangement, each of these convertible notes are convertible into 2.664 SPP fully paid ordinary shares.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..31 July 2002.........
(Director)

Print name: ......V. H. Kuss...................................

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

SPP Group Cash Flow
(SPP and CPM combined)

The Combined Cash Flow detailed below shows the SPP group year to date cash flow position of all entities, including those entities acquired during the period. This cash flow allows users to analyse the cash flow position of the Group over the year to date. The Cash Flow detailed in Appendix 5B reflects SPP's cash flows for the whole period (six months), but only reflects the CPM Group cash flows from the date SPP acquiired CPM (four months from early March 2002).

Cash flows related to operating activities	**SPP Group Combined Cash Flows (six months) $'000**	**Cash Flows adjustments resulting from entities being acquired during the period (not incl in App 5B) $'000**	**Cash Flow as per Appendix 5B (six months) $'000**
Receipts from product sales and related debtors	3,765	993	2,772
Payments for (a) exploration and evaluation	(34,780)	(6,441)	(28,339)
(b) development			
(c) production			
(d) administration	(7,119)	(1,175)	(5,944)
Interest and other items of a similar nature received	26	6	20
Interest and other costs of finance paid			
Other - Sundry Receipts	436	151	285
- GST Credits received from Aust Tax Office	3,994	460	3,534
Net Operating Cash Flows	(33,678)	(6,006)	(27,672)
Cash flows related to investing activities			
Payment for purchases of: (a)prospects			
(b)equity investments	(102)	-	(102)
(c) other fixed assets	(32)	-	(32)
Proceeds from sale of: (a)prospects			
(b)equity investments	2,670	323	2,347
(c)other fixed assets	537	225	312
Loans to other entities	-	7,255	(7,255)
Loans repaid by other entities			
Other Dividends Received	26	1	25
Interest Received	312	68	244
Net investing cash flows	3,411	7,872	(4,461)
Cash flows related to financing activities			
Proceeds from issues of shares, options, etc.	10		10
Proceeds from borrowings	27,789	-	27,789
Other - Interest Paid on Convertible Notes	(1,275)		(1,275)
- Interest paid on other borrowings	(442)		(442)
Net financing cash flows	26,082	-	26,082
Net increase (decrease) in cash held	(4,185)	1,866	(6,051)
Cash at beginning of year	14,510	8,178	6,332
Cash balances (at date of acquisition) of controlled entities acquired during the period		(10,044)	10,044
Cash at end of quarter	10,325		10,325
Market Value of shares held at end of quarter	1,079		1,079
Available funds at end of quarter	11,404		11,404

+ See chapter 19 for defined terms.